Exhibit 99.3

OCI Wyoming LLC

(A Majority-Owned Subsidiary of OCI Resources LP)

Financial Statements as of and for the Years Ended December 31, 2014 and 2013, and Report of Independent Registered Public Accounting Firm

OCI WYOMING LLC

(A Majority Owned Subsidiary of OCI Resources LP)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers and Members of

OCI Wyoming LLC

Atlanta, Georgia

We have audited the accompanying balance sheets of OCI Wyoming LLC (the “Company”) as of December 31, 2014 and 2013, and the related statements of operations and comprehensive income, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

February 26, 2015

OCI WYOMING LLC

(A Majority Owned Subsidiary of OCI Resources LP)

BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(In thousands of dollars)

	2014	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,520	$45,969
Accounts receivable, net	35,457	34,401
Accounts receivable - ANSAC	70,410	58,051
Due from affiliates, net	19,489	20,394
Inventory	43,237	41,710
Other current assets	1,509	740

Total current assets	200,622	201,265

PROPERTY, PLANT, AND EQUIPMENT, NET	201,402	193,277

OTHER NON-CURRENT ASSETS	880	1,231

TOTAL ASSETS	$402,904	$395,773

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$13,069	$13,189
Due to affiliates	5,347	375
Accrued expenses	29,288	26,099

Total current liabilities	47,704	39,663

LONG-TERM DEBT	145,000	155,000

OTHER NON-CURRENT LIABILITIES	4,192	3,779

Total liabilities	196,896	198,442

COMMITMENTS AND CONTINGENCIES

MEMBERS’ EQUITY:
Members’ equity — OCI Resources LP	105,445	100,919
Members’ equity — Natural Resource Partners LP	101,311	96,962
Accumulated other comprehensive loss	(748)	(550)

Total members’ equity	206,008	197,331

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$402,904	$395,773

See notes to financial statements.

OCI WYOMING LLC

(A Majority Owned Subsidiary of OCI Resources LP)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands of dollars)

	2014	2013

SALES - AFFILIATES	$236,685	$211,645
SALES - OTHERS	228,347	230,487

Total net sales	465,032	442,132

COST OF PRODUCTS SOLD	222,848	225,160
FREIGHT COSTS	123,745	122,673

Total cost of products sold	346,593	347,833

GROSS PROFIT	118,439	94,299

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - AFFILIATES	16,192	12,506

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - OTHERS	577	36

LOSS ON DISPOSAL OF ASSETS, NET	1,032	—

OPERATING INCOME	100,638	81,757

OTHER INCOME (EXPENSE):
Interest income	78	56
Interest expense	(5,140)	(2,838)
Other income, net	1,064	680

Total other income (expense)	(3,998)	(2,102)

NET INCOME	96,640	79,655

OTHER COMPREHENSIVE INCOME (LOSS)

Income (loss) on derivative financial instruments	(198)	30

COMPREHENSIVE INCOME	$96,442	$79,685

See notes to financial statements.

OCI WYOMING LLC

(A Majority Owned Subsidiary of OCI Resources LP)

STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands of dollars)

	OCI Resources LP	Natural Resource Partners LP	OCI Wyoming Holding Co.	Big Island	OCI Wyoming Co.	Accumulated Other Comprehensive Income (Loss)	Total Members’ Equity

Balance at January 1, 2013	$—	$—	$138,369	$132,941	$9,837	$(580)	$280,567
Allocation of net income through January 22, 2013			1,142	1,097	882		3,121
Transfer of interest		134,038		(134,038)			—
Allocation of net income from January 23, 2013 through July 17, 2013		15,011	15,623		7,372		38,006
Restructuring on July 18, 2013		(908)	(945)		1,853		—
Capital distribution to members through July 18, 2013		(70,060)	(72,920)		(19,941)		(162,921)
Allocation of net income from July 18, 2013 through September 17, 2013		5,356	4,477		1,092		10,925
Restructuring on September 18, 2013	86,841		(85,746)		(1,095)		—
Allocation of net income from September 18, 2013 through December 31, 2013	14,078	13,525					27,603
Other comprehensive income (loss)						30	30

Balance at December 31, 2013	$100,919	$96,962	$—	$—	$—	$(550)	$197,331

Allocation of net income	49,286	47,354					96,640
Capital distribution to members	(44,760)	(43,005)					(87,765)
Other comprehensive income (loss)						(198)	(198)

Balance at December 31, 2014	$105,445	$101,311	$—	$—	$—	$(748)	$206,008

See notes to financial statements.

OCI WYOMING LLC

(A Majority Owned Subsidiary of OCI Resources LP)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(In thousands of dollars)

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$96,640	$79,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	21,587	22,723
Loss on disposal of assets, net	1,032	—
Other non-cash items	(203)	—
(Increase) decrease in:
Accounts receivable, net	(1,055)	809
Accounts receivable - ANSAC	(12,359)	(4,215)
Inventory	(1,499)	(45)
Other current and non-current assets	(153)	(1,470)
Due from affiliates, net	905	5,557
Increase (decrease) in:
Accounts payable	(3,535)	66
Accrued expenses and other liabilities	3,230	(542)
Due to affiliates	4,971	(3,062)

Net cash provided by operating activities	109,561	99,476

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(27,255)	(16,241)
Proceeds from sale of fixed assets	10	—

Net cash used in investing activities	(27,245)	(16,241)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(10,000)	(32,000)
Proceeds from revolving credit facility	—	135,000
Cash distribution to members	(87,765)	(162,921)

Net cash used in financing activities	(97,765)	(59,921)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(15,449)	23,314

CASH AND CASH EQUIVALENTS:
Beginning of year	45,969	22,655

End of year	$30,520	$45,969

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid during the year	$4,274	$2,285

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES :
Capital expenditures on account	$4,579	$745

See notes to financial statements

OCI WYOMING LLC

(A Majority Owned Subsidiary of OCI Resources LP)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(Dollars in thousands)

1. Corporate Structure

A 51% membership interest in OCI Wyoming LLC (the “Company,” “we,” “us,” or “our”) is owned by OCI Resources LP (“OCIR” or the “Partnership”). Natural Resource Partners LP (NRP) owns a 49% membership interest in the Company. OCIR is a master limited partnership traded on the New York Stock exchange and is currently owned 74.84% by OCI Wyoming Holding Co. (OCIWHCO) and 25.16% by the general public. OCI Chemical Corporation (OCICC), which is ultimately 100% owned by OCI Enterprises, Inc. (OCIE), owns 100% of OCIWHCO. On June 30, 2014, the Company converted from a Delaware limited partnership to a Delaware limited liability company.

2. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations - The Company operations consist of the mining of trona ore, which, when processed, becomes soda ash. All soda ash processed is sold through the Company’s sales agent, OCICC, to various domestic and European customers and to American Natural Soda Ash Corporation (ANSAC) for export. All mining and processing activities take place in one facility located in Green River, Wyoming.

A summary of the significant accounting policies is as follows:

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - We recognize revenue when the earnings process is complete, which is generally upon transfer of title. This transfer typically occurs upon shipment to the customer, which is normally free on board (“FOB”) terms or upon receipt by the customer. In all cases, we apply the following criteria in recognizing revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed, determinable or reasonably estimated sales price has been agreed with the customer; and (4) collectability is reasonably assured. Customer rebates are accounted for as sales deductions. We record amounts billed for shipping and handling fees as revenue. Costs incurred for shipping and handling are recorded as costs of sales and services.

Freight Costs - The Company includes freight costs billed to customers for shipments administered by the Company in gross sales. The related freight costs along with cost of products sold are deducted from gross sales to determine gross profit.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market deposit accounts.

Accounts Receivable - Accounts receivable are carried at the original invoice amount less an estimate for doubtful receivables. We generally do not require collateral against outstanding accounts receivable. The allowance for doubtful accounts is based on specifically identified amounts that the Company believes to be uncollectible. An additional allowance is recorded based on certain percentages of aged receivables, which are determined based on management’s assessment of the general financial conditions affecting the Company’s customer base. If actual collection experience changes, revisions to the allowance may be required. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. During the years ended 2014 and 2013 there were no significant accounts receivable bad debt expenses, write-offs or recoveries.

Inventory - Inventory and stores inventory is valued at the lower of cost or market on a first-in, first-out basis. Costs include raw materials, direct labor, and manufacturing overhead. Market is based on current replacement cost for raw materials and stores inventory and on net realizable value for finished goods. Stores inventory represents parts materials and supplies currently available for future use.

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of depreciable assets, using the straight-line method. The estimated useful lives applied to depreciable assets are as follows:

Useful Lives
Land and land improvements	10 years
Depletable land	15-60 years
Buildings and building improvements	10-30 years
Internal-use computer software	3-5 years
Machinery and equipment	5-20 years
Furniture and fixtures	10 years

When property, plant, and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the year.

The Company’s policy is to evaluate property, plant, and equipment for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An indicator of potential impairment would include situations when the estimated future undiscounted cash flows are less than the carrying value. The amount of any impairment then recognized would be calculated as the difference between estimated fair value and the carrying value of the asset.

Derivative Instruments and Hedging Activities - The Company may enter into derivative contracts from time to time to manage exposure to the risk of exchange rate changes on its foreign currency transactions, the risk of changes in natural gas prices, and the risk of the variability in interest rates on borrowings. Gains and losses on derivative contracts are reported as a component of the underlying transactions. The Company follows hedge accounting for its hedging activities. All derivative instruments are recorded on the balance sheet at their fair values. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company designates its derivatives based upon criteria established for hedge accounting under generally accepted accounting principles. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Any significant ineffective portion of the gain or loss is reported in earnings immediately. For derivatives not designated as hedges, the gain or loss is reported in earnings in the period of change.

The Company has interest rate swaps recorded within accrued expenses with an aggregate notional value of $76,000 and a fair value of a liability of $748 at December 31, 2014 and an aggregate notional value of $101,500 and a fair value of a liability of $550 at December 31, 2013. These contracts are for periods consistent with the exposure being hedged and generally will mature on July 18, 2018, the maturity date of the long-term debt under our Wyoming Credit Facility.

The Company enters into foreign exchange forward contracts to hedge certain firm commitments denominated in currencies other than the U.S. dollar. However, the Company does not apply hedge accounting for these contracts. These contracts are for periods consistent with the exposure being hedged and generally have maturities of one year or less. The fair value of forward contracts, which are predominantly used to purchase U.S. dollars and sell Euros, totaled an asset of $617 and a liability of $541 at December 31, 2014 and 2013, respectively. These currency hedges have a notional value of $6,900 and $26,360 at December 31, 2014 and 2013, respectively.

Income Tax - The Company is organized as a pass-through entity for federal income tax purposes. As a result, the members are responsible for federal income taxes based on their respective share of taxable income. Net income for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax bases and financial reporting bases of assets and liabilities and the taxable income allocation requirements under the membership agreement.

Reclamation Costs - The Company is obligated to return the land beneath its refinery and tailings ponds to its natural condition upon completion of operations and is required to return the land beneath its rail yard to its natural condition upon termination of the various lease agreements.

The Company accounts for its land reclamation liability as an asset retirement obligation, which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The estimated original liability calculated in 1996 for the refinery and tailing ponds was calculated based on the estimated useful life of the mine, which was 80 years, and on external and internal estimates as to the cost to restore the land in the future and state regulatory requirements. As a result of a revised mine reserve study, effective January 1, 2015, the mining reserve will be amortized over a remaining life of 68 years. During 2014 and 2013 the remaining life was 66 years and 67 years, respectively. The liability was discounted using the credit-adjusted risk free rate of 7% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding entry being recorded to interest expense.

During 2011, the Company constructed a rail yard to facilitate loading and switching of rail cars. The Company is required to restore the land on which the rail yard is constructed to its natural conditions. The estimated liability for restoring the rail yard to its natural condition is calculated based on the land lease life of 30 years and on external and internal estimates as to the cost to restore the land in the future. The liability is discounted using a credit-adjusted risk-free rate of 4.25% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding entry being recorded to interest expense.

Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of the nature of such instruments. Our interest rate swaps and foreign exchange contracts are fair valued with Level 2 inputs based on quoted market values for similar but not identical financial instruments.

Long-Term Debt - The fair value of our long-term debt is based on present rates for indebtedness with similar amounts, durations and credit risks.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Fair value accounting requires that these financial assets and liabilities be classified into one of the following three categories:

•	Level 1-inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

•	Level 2-inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

•	Level 3-inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

Subsequent Events - The Company has evaluated all subsequent events through February 26, 2015, the date the financial statements were available to be issued.

Recently Issued Accounting Standards - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) that requires companies to recognize revenue when a customer obtains control rather than when companies have transferred substantially all risks and rewards of a good or service. This update is effective for annual reporting periods beginning on or after December 15, 2016 and interim periods therein and requires expanded disclosures. We are currently assessing the impact the adoption of ASU 2014-09 will have on our consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net as of December 31, 2014 and 2013 consists of the following:

	2014	2013
Trade receivables	$24,691	$23,888
Other receivables	10,854	10,522

	35,545	34,410
Allowance for doubtful accounts	(88)	(9)

Total	$35,457	$34,401

4. INVENTORY

Inventory as of December 31, 2014 and 2013 consists of the following:

	2014	2013
Raw materials	$6,413	$5,754
Finished goods	10,363	10,496
Stores inventory	26,461	25,460

Total	$43,237	$41,710

5. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment as of December 31, 2014 and 2013 consists of the following:

	2014	2013
Land and land improvements	$192	$192
Depletable land	2,957	1,982
Buildings and building improvements	129,514	128,927
Internal-use computer software	4,468	4,141
Machinery and equipment	567,289	566,361

Total	704,420	701,603
Less accumulated depreciation, depletion and amortization	(536,163)	(531,191)

Total net book value	168,257	170,412
Construction in progress	33,145	22,865

Property, plant, and equipment, net	$201,402	$193,277

Depreciation, depletion and amortization expense on property, plant and equipment was $21,235 and $22,723, for the years ended December 31, 2014 and 2013, respectively.

6. ACCRUED EXPENSES

Accrued expenses as of December 31, 2014 and 2013 consists of the following:

	2014	2013
Accrued freight costs	$1,373	$464
Accrued energy costs	5,718	6,128
Accrued royalty costs	4,445	3,995
Accrued employee compensation	6,739	5,116
Accrued other taxes	4,608	4,154
Accrued derivatives	748	1,091
Other accruals	5,657	5,151

Total	$29,288	$26,099

7. DEBT

Long-term debt as of December 31, 2014 and 2013 consists of the following:

	2014	2013
Variable Rate Demand Revenue Bonds, principal due October 1, 2018, interest payable monthly, bearing monthly interest rate of 0.14% (2014) and 0.16% (2013)	$11,400	$11,400
Variable Rate Demand Revenue Bonds, principal due August 1, 2017, interest payable monthly, bearing monthly interest rate of 0.14% (2014) and 0.16% (2013)	8,600	8,600
OCI Wyoming Credit Facility, unsecured principal due July 18, 2018, interest payable quarterly, bearing quarterly variable interest at 1.9781% (2014) and 1.996% (2013).	125,000	135,000

Total debt	145,000	155,000
Less current portion of long-term debt	—	—

Total long-term debt	$145,000	$155,000

Aggregate maturities required on long-term debt at December 31, 2014 are as follows:

2017	$8,600
2018	136,400

Total	$145,000

Revenue Bonds

The above revenue bonds require the Company to maintain standby letters of credit totaling $20,333 at December 31, 2014. These letters of credit require compliance with certain covenants, including minimum net worth, maximum debt to net worth, and interest coverage ratios. As of December 31, 2014, the Company was in compliance with these debt covenants.

OCI Wyoming Credit Facility

On July 18, 2013, the Company entered into a $190,000 senior unsecured revolving credit facility, as amended on October 30, 2014 (as amended, the “OCI Wyoming Credit Facility”), with a syndicate of lenders, which will mature on the fifth anniversary of the closing date of such credit facility. The OCI Wyoming Credit Facility provides for revolving loans to fund working capital requirements, capital expenditures, to consummate permitted acquisitions and for all other lawful Company purposes. The OCI Wyoming Credit Facility has an accordion feature that allows OCI Wyoming to increase the available revolving borrowings under the facility by up to an additional $75,000, subject to the Company receiving increased commitments from existing lenders or new commitments from new lenders and the satisfaction of certain other conditions. In addition, the OCI Wyoming Credit Facility includes a sublimit up to $20,000 for same-day swing line advances and a sublimit up to $40,000 for letters of credit. The Company’s obligations under the OCI Wyoming Credit Facility are unsecured.

The OCI Wyoming Credit Facility contains various covenants and restrictive provisions that limit (subject to certain exceptions) the Company’s ability to:

•	make distributions on or redeem or repurchase units;

•	incur or guarantee additional debt;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates of the Company;

•	merge or consolidate with another Company; and

•	transfer, sell or otherwise dispose of assets.

The OCI Wyoming Credit Facility also requires quarterly maintenance of a leverage ratio (as defined in the OCI Wyoming Credit Facility) of not more than 3.00 to 1.00 and a fixed charge coverage ratio (as defined in the OCI Wyoming Credit Facility) of not less than 1.10 to 1.00 for the 2014 and 2015 fiscal years, respectively and not less than 1.15 to 1.00 thereafter. The OCI Wyoming Credit Facility also requires that consolidated capital expenditures, as defined in the OCI Wyoming Credit Facility, not exceed $50 million in any fiscal year.

In addition, the OCI Wyoming Credit Facility contains events of default customary for transactions of this nature, including (i) failure to make payments required under the OCI Wyoming Credit Facility, (ii) events of default resulting from failure to comply with covenants and financial ratios in the OCI Wyoming Credit Facility, (iii) the occurrence of a change of control, (iv) the institution of insolvency or similar proceedings against OCI Wyoming and (v) the occurrence of a default under any other material indebtedness OCI Wyoming may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the OCI Wyoming Credit Facility, the lenders may terminate all outstanding commitments under the OCI Wyoming Credit Facility and may declare any outstanding principal of the OCI Wyoming Credit Facility debt, together with accrued and unpaid interest, to be immediately due and payable.

Under the OCI Wyoming Credit Facility, a change of control is triggered if OCI Chemical and its wholly-owned subsidiaries, directly or indirectly, cease to own all of the equity interests, or cease to have the ability to elect a majority of the board of directors (or similar governing body) of the general partner of OCIR (or any entity that performs the functions the general partner of OCIR). In addition, a change of control would be triggered if OCIR ceases to own at least 50.1% of the economic interests in the Company or cease to have the ability to elect a majority of the members of the Company’s board of managers.

The Company was in compliance with all terms under its long-term debt agreements as of December 31, 2014.

Loans under the OCI Wyoming Credit Facility bear interest at the Company’s option at either:

•	a Base Rate, which equals the highest of (i) the federal funds rate in effect on such day plus 0.50%, (ii) the administrative agent’s prime rate in effect on such day and (iii) one-month LIBOR plus 1.0%, in each case, plus an applicable margin; or

•	a LIBOR Rate plus an applicable margin.

The unused portion of the OCI Wyoming Credit Facility is subject to an unused line fee ranging from 0.275% to 0.350% per annum based on the Company’s then current consolidated leverage ratio.

8. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities as of December 31, 2014 and 2013 consists of the following:

	2014	2013
Reclamation reserve at beginning of year	$3,779	$3,560
Accretion expense	413	219

Reclamation reserve at end of year	$4,192	$3,779

9. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit plans offered and administered by OCIE and is allocated its portions of the annual costs related thereto. The specific plans are as follows:

Retirement Plans - Benefits provided under the OCI Pension Plan for Salaried Employees and OCI Pension Plan for Hourly Employees are based upon years of service and average compensation for the highest 60 consecutive months of the employee’s last 120 months of service, as defined. Each plan covers substantially all full-time employees hired before May 1, 2001. OCIE’s funding policy is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution. The Company’s allocated portion of net periodic pension cost was $3,140 and $8,421 for the years ended December 31, 2014 and 2013, respectively. The decrease in pension costs was driven by favorable effects of higher actuarial discount rates and market returns.

Savings Plan - The OCI 401(k) Retirement Plan covers all eligible hourly and salaried employees. Eligibility is limited to all domestic residents and any foreign expatriates who are in the United States indefinitely. The plan permits employees to contribute specified percentages of their compensation, while the Company makes contributions based upon specified percentages of employee contributions. The Plan was amended such that participants hired on or subsequent to May 1, 2001, will receive an additional contribution from the Company based on a percentage of the participant’s base pay. Contributions made by the Company for the years ended December 31, 2014 and 2013 were $2,428 and $2,795, respectively.

Postretirement Benefits - Most of the Company’s employees are eligible for postretirement benefits other than pensions if they reach retirement age while still employed.

OCIE accounts for postretirement benefits on an accrual basis over an employee’s period of service. The postretirement plan, excluding pensions, are not funded, and OCIE has the right to modify or terminate the plan. Effective January 1, 2013, the postretirement benefits for non-grandfathered retirees were amended to replace the medical coverage for post-65-year-old members with a fixed dollar contribution amount. As a result of the amendment, the accumulated and projected benefit obligation for OCIE’s postretirement benefits decreased by $8.7 million and resulted in a prior service credit of $7.7 million which will be recognized as a reduction of net periodic postretirement benefit costs in future years. The Company’s allocated portion of postretirement benefit costs was income of $260 and $55 for the years ended December 31, 2014 and 2013, respectively.

10. COMMITMENTS AND CONTINGENCIES

The Company leases mineral rights from the U.S. Bureau of Land Management, the state of Wyoming, Rock Springs Royalty Corp., a wholly owned subsidiary of Anadarko Holding Company (AHC), and other private parties. All of these leases provide for royalties based upon production volume. The remaining leases provide for minimum lease payments as detailed in the table below. The Company has a perpetual right of first refusal with respect to these leases and intends to continue renewing the leases as has been its practice.

The Company entered into a 10 year rail yard switching and maintenance agreement with a third party, Watco Companies, LLC, on December 1, 2011. Under the agreement, Watco provides rail-switching services at the Company’s rail yard. The Company’s rail yard is constructed on land leased by Watco from Rock Springs Grazing Association and Anadarko Land Corp; the Rock Springs Grazing Association land lease is renewable every 5 years for a total period of 30 years, while the Anadarko Land Corp. lease is perpetual. The Company has an option agreement with Watco to assign these leases to the Company at any time during the land lease term.

The Company entered into a 10 year track lease agreement with Union Pacific Company for certain rail track used in connection with the rail yard.

OCICC, on behalf of the Company, typically enters into operating lease contracts with various lessors for railcars to transport product to customer locations and warehouses. Rail car leases under these contractual commitments range for periods from 1 to 10 years. OCICC’s obligations related to these rail car leases are $9,664 in 2015, $7,153 in 2016, $5,665 in 2017, $4,402 in 2018, $3,585 in 2019 and $4,421 in 2020 and thereafter.

As of December 31, 2014, the total minimum rental commitments under the Company’s various operating leases, including renewal periods are as follows:

	Leased Land	Track Lease	Total
2015	$75	$33	$108
2016	75	33	108
2017	75	33	108
2018	75	33	108
2019	75	33	108
2020 and thereafter	1,575	66	1,641

Total	$1,950	$231	$2,181

From time to time, the Company has various litigation, claims, and assessments that arise in the normal course of business. Management does not believe, based upon its evaluation and discussion with counsel, that the ultimate outcome of any current matters, individually or in the aggregate, would have a material effect on the Company’s financial position, results of operations, or cash flows.

Off-Balance Sheet Arrangements - The Company has a self-bond agreement with the Wyoming Department of Environmental Quality under which we commit to pay directly for reclamation costs. As of December 31, 2014, the amount of the bond was $33,875, which is the amount we would need to pay the State of Wyoming for reclamation costs if we cease mining operations currently. The amount of this self-bond increased in August 2013 and is subject to change upon periodic re-evaluation by the Land Quality Division.

11. AFFILIATES TRANSACTIONS

OCICC is the exclusive sales agent for the Company and through its membership in ANSAC, OCICC is responsible for promoting and increasing the use and sale of soda ash and other refined or processed sodium products produced. All actual sales and marketing costs incurred by OCICC are charged directly to the Company. Selling, general and administrative expenses also include amounts charged to the Company by OCIE, OCICC, and OCIR principally consisting of salaries, benefits, office supplies, professional fees, travel, rent and other costs of certain assets used by the Company. These transactions do not necessarily represent arm’s length transactions and may not represent all costs if the Company operated on a standalone basis.

The total costs charged to the Company by affiliates for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
OCIE	$8,955	$5,537
OCICC	3,415	4,387
ANSAC	2,930	2,582
OCIR	892	—

Total selling, general and administrative expenses - affiliates	$16,192	$12,506

ANSAC allocates its expenses to ANSAC’s members using a pro rata calculation based on sales.

Cost of products sold includes logistics services charged by ANSAC. For the years ended December 31, 2014 and 2013 these costs were $9,194 and $6,692, respectively.

Net sales to affiliates for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
ANSAC	$230,762	$200,413
OCI Alabama LLC	5,923	7,282
OCI Company Limited	—	3,950

Total	$236,685	$211,645

As of December 31, 2014 and 2013, the Company had receivables and payables representing arm’s length transactions with affiliated entities as follows:

	2014		2013
	Receivables from Affiliates	Payables to Affiliates	Receivables from Affiliates	Payables to Affiliates
OCIE	$1,594	$2,848	$110	$252
OCICC	8,268	1,171	10,460	—
OCI Chemical Europe NV	9,183	—	7,822	—
OCI Company Limited	—	—	1,919	—
Other	444	1,328	83	123

Total	$19,489	$5,347	$20,394	$375

12. MAJOR CUSTOMERS AND SEGMENT REPORTING

Our operations are similar in nature of products we provide and type of customers we serve. As the Company earns substantially all of its revenues through the sale of soda ash mined at a single location, we have concluded that we have one operating segment for reporting purposes. The net sales by geographic area for the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Domestic	$194,801	$195,062
International:
ANSAC	230,762	200,413
Other	39,469	46,657

Total international	270,231	247,070

Total net sales	$465,032	$442,132

The Company’s largest customer by sales is ANSAC. There were no other customers who individually accounted for ten percent or more of total net sales for the years ended December 31, 2014 and 2013.

13. SUBSEQUENT EVENTS

On January 15, 2015, the members of the board of managers of OCI Wyoming LLC approved the payment on January 16, 2015 of a cash distribution to the general partners and the limited partners in the aggregate amount of $22,250.

In February 2015, the Company entered into a natural gas forward contract with a notional value of approximately $17,568 and maturity dates ranging from 2015 to 2020, to mitigate volatility in the gas prices. The maturity of the notional value is $911 in 2015, $2,889 in 2016, $3,179 in 2017, $3,385 in 2018, $3,552 in 2019 and $3,652 in 2020.

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